VIRTU FINANCIAL, INC.
900 Third Avenue
New York, NY 10022

November 12, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Joshua Samples

Virtu Financial, Inc.
Registration Statement on
Form S-1 (File No. 333-207874)

Dear Mr. Samples:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration of 6,473,371 shares of Class A common stock, par value $0.00001 per share, of Virtu Financial, Inc. (the “Company”) be accelerated to November 12, 2015 at 3:00 p.m. E.S.T. or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•                      should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                      the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.  If you have any questions regarding the foregoing, please contact John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

*****

Very truly yours,

By:	/s/ JUSTIN WALDIE

	Name:	Justin Waldie
	Title:	Senior Vice President, General Counsel and Secretary

November 12, 2015

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Virtu Financial, Inc.
                Registration Statement on
                Form S-1 (File No. 333-207874)

Dear Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), we wish to advise you that we, as the underwriters, hereby join with Virtu Financial, Inc.’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on November 12, 2015 at 3:00 p.m. E.S.T., or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: November 12, 2015
(ii)	Dates of distribution: November 12, 2015
(iii)	Number of preliminary prospectuses distributed to prospective underwriters, institutional investors, dealers and others: 1,800
(iv)	We have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Goldman, Sachs & Co.

GOLDMAN, SACHS & CO.

By:	/s/ MATT LEAVITT
Name:	Matt Leavitt
Title:	Managing Director